2022 Fourth Quarter Earnings Conference January 12, 2023

Agenda Welcome Jeff Su, IR Director 4Q22 Financial Results and 1Q23 Outlook Wendell Huang, CFO Key Messages Wendell Huang, CFO C.C. Wei, CEO Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 14, 2022 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

4Q22 Revenue by Technology



0.11/0.13um
3%
0.15/0.18um
5%
90nm
2%
65nm
5%
0.25um and above
1%
40/45nm
7%
28nm
11%
5nm
32%
16nm
12%
7nm
22%



7nm and Below Revenue
Revenue (NT$B)
300
250
200
150
100
50
-
1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22
7nm
5nm

© 2023 TSMC, Ltd
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Revenue by Technology


2022
0.11/0.13um
3%
0.15/0.18um
6%
90nm
2%
65nm
5%
0.25um and above
1%
40/45nm
7%
28nm
10%
5nm
26%
16nm
13%
7nm
27%


2021
0.11/0.13um
3%
0.15/0.18um
6%
90nm
2%
65nm
5%
0.25um and above
2%
40/45nm
7%
28nm
11%
5nm
19%
16nm
14%
7nm
31%

© 2023 TSMC, Ltd
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4Q22 Revenue by Platform Smartphone 38% Automotive 6% HPC 42% DCE 2% Others 4% IoT 8% Smartphone Automotive Others HPC IoT DCE

2022 Revenue by Platform Smartphone 39% Automotive 5% HPC 41% DCE 3% Others 3% IoT 9% Smartphone Automotive Others HPC IoT DCE

Balance Sheets & Key Indices

Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

2022 Financial Highlights

1Q23 Guidance Revenue to be between US$ 16.7 billion and US$ 17.5 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 30.7 NT dollars, management expects: Gross profit margin to be between 53.5% and 55.5% Operating profit margin to be between 41.5% and 43.5%

Recap of Recent Major Events Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements TSMC Held a 3nm Volume Production And Capacity Expansion Ceremony at Its Fab 18 New Construction Site in The Southern Taiwan Science Park (2022/12/29) TSMC Announced That TSMC Arizona Has Started The Construction of a Second Fab Which Is Scheduled to Begin Production of 3nm Process Technology in 2026. The Overall Investment for Two Fabs Will Be Approximately US$40 Billion (2022/12/06) TSMC Board of Directors Approved NT$2.75 Cash Dividend for the Third Quarter of 2022 and Set March 16 as Ex-Dividend Date, March 22 as the Record Date and April 13, 2023 as the Distribution Date (2022/11/08)

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